UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 9, 2024

WINVEST ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40796	86-2451181
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

125 Cambridgepark Drive, Suite 301

Cambridge, Massachusetts

02140

(Address of principal executive offices)

Registrant’s telephone number, including area code: (617) 658-3094

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, one redeemable Warrant, and one right	WINVU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	WINV	The Nasdaq Stock Market LLC
Warrants to acquire 1/2 of a share of Common Stock	WINVW	The Nasdaq Stock Market LLC
Rights to acquire one-fifteenth of one share of Common Stock	WINVR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934(§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

On May 9, 2024, WinVest Acquisition Corp. (“WinVest”) entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among WinVest, WinVest Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of WinVest (“Merger Sub I”), WinVest Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of WinVest (“Merger Sub II”), Xtribe P.L.C., a public limited company incorporated and registered in England and Wales with number 07878011 (“Xtribe PLC”), and Xtribe Group, LLC, a Delaware limited liability company and wholly-owned subsidiary of Xtribe PLC (“Xtribe Group” and, together with Xtribe PLC, “Xtribe”). Capitalized terms used and not otherwise defined in this Current Report on Form 8-K (this “Current Report”) have the meanings set forth in the Business Combination Agreement. The Business Combination Agreement and transactions contemplated therein (the “Transactions”) were approved by the board of directors of WinVest (the “WinVest Board”) and the board of directors of Xtribe PLC (the “Xtribe Board”).

The Mergers

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the Transactions and other agreements contemplated by the Business Combination Agreement, the “Business Combination”):

(i) prior to the date of the closing of the Business Combination (the “Closing”), Xtribe PLC will cause the conversion of all convertible securities, conversion rights or other similar rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Xtribe or obligating Xtribe to issue or sell any shares of capital stock of, or other equity interests in, Xtribe outstanding prior to the Contribution (as defined below) into capital stock of, or other equity interests in, Xtribe (such transactions, the “Securities Conversion”), and promptly thereafter, pursuant to the terms of a Contribution and Reorganization Agreement in substantially the form attached to the Business Combination Agreement (the “Contribution and Reorganization Agreement”), (a) contribute substantially all of its assets (including all the issued and outstanding stock of Xtribe USA Corp.) and certain of its liabilities to the Company in exchange for all of the issued and outstanding membership interests of Xtribe Group (the “Contribution”); (b) immediately following the Contribution, pursuant to the terms of a Membership Interest Purchase Agreement in substantially the form attached to the Business Combination Agreement (the “Purchase Agreement”), sell one hundred percent (100%) of the membership interests of Xtribe Group to the shareholders of Xtribe PLC in proportion to their ownership interests in Xtribe PLC (the “Sale”), and (c) acting through the Xtribe Board, thereafter apply for a voluntary strike off pursuant to Part 31 of the United Kingdom Companies Act 2006 and take such other commercially reasonable actions to ensure the voluntary strike off is successful (the “Application for Strike Off” and, together with the Securities Conversion, the Contribution and the Sale, the “Pre-Closing Reorganization”) and on and subject to the strike off being successful, Xtribe PLC will be dissolved;

(ii) at the Closing, upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the Delaware Limited Liability Company Act, the Merger Sub I will merge with and into Xtribe Group (the “Xtribe Merger”), with Xtribe Group continuing as the surviving entity and a wholly owned subsidiary of WinVest (Xtribe Group, in its capacity as the surviving company of the Xtribe Merger, is sometimes referred to herein as the “Interim Surviving Company”);

(iii) promptly following the consummation of the Xtribe Merger, the Interim Surviving Company will merge with and into Merger Sub II (the “Forward Merger” and the time of such merger, the “Forward Merger Effective Time”), whereupon the separate existence of the Interim Surviving Company will cease and Merger Sub II will be the surviving entity of the Forward Merger and a direct wholly-owned subsidiary of WinVest (the “Surviving Company”);

(iv) as a result of the Xtribe Merger, (a) each Xtribe Group common unit issued and outstanding as of immediately prior to the effective time of the Xtribe Merger (the “Effective Time”) shall be canceled and converted into the right to receive (X) that number of shares of common stock, par value ($0.0001) of WinVest (“WinVest Common Stock”) equal to the Per Share Exchange Ratio (as defined in the Business Combination Agreement), and (Y) that number of Earnout Rights (as defined in the Business Combination Agreement) equal to 6,000,000 divided by the number of Xtribe Group common units outstanding immediately prior to the Closing (excluding the Xtribe Group common units of any holders who have waived in writing their right to receive Earnout Rights prior to the Closing), with each holder of such Xtribe Group common units having the right to receive that number of shares of WinVest Common Stock and that number of Earnout Shares (as defined in the Business Combination Agreement); and

(v) pursuant to the Business Combination Agreement, at the Closing, WinVest shall deposit with an exchange agent, for the benefit of the holders of Xtribe Group common units, (i) 9,133,204 shares of WinVest Common Stock, plus (ii) a number of shares of WinVest Common Stock equal to the quotient of (a) the aggregate amount of [outstanding indebtedness owed under convertible notes that were converted prior to Closing, divided by (b) $10.00 (the “Conversion Stock Consideration”), provided that the Conversion Stock Consideration shall not exceed a maximum of 190,000 shares of WinVest common stock, plus (iii) a number of shares of WinVest Common Stock equal to the quotient of (a) the cash proceeds to the Xtribe Group resulting from certain subscription agreements that may be entered into by investors, prior to the Closing, with Xtribe PLC, divided by (b) $10.00, plus (iv) and Earnout Rights to receive, if earned, up to 6,000,000 shares of WinVest Common Stock.

The WinVest Board has (i) determined that it is advisable to enter into the Business Combination Agreement and the documents contemplated thereby, (ii) approved the execution and delivery of the Business Combination Agreement, the Transactions and the documents contemplated thereby, and (iii) recommended the adoption and approval of the Business Combination Agreement, the Transactions and the other documents contemplated thereby by its stockholders.

Conditions to Closing

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination, the Transactions and related agreements by the respective shareholders of WinVest and Xtribe, (ii) effectiveness of the registration statement on Form S-4 to be filed by WinVest in connection with the Business Combination; (iii) the absence of laws or governmental orders prohibiting the Business Combination, (iv) the receipt of certain required regulatory approvals, (v) the Surviving Company having at least $5,000,0001 of net tangible assets upon the Closing, (vi) if the Closing takes place after June 17, 2024, the approval by the stockholders of WinVest to extend the date by which WinVest must consummate a business combination (the “Termination Date”) from June 17, 2024 to a subsequent date (the “WinVest Extension Approval”), (vii) WinVest and Xtribe having at least $15,000,000 cash or cash equivalents after giving effect to the consummation of any exercise of redemption rights by stockholders of WinVest and payments made as a result thereof and prior to the payment of any Outstanding WinVest Transaction Expenses and Outstanding Company Transaction Expenses (as each such term is defined in the Business Combination Agreement), (viii) customary bringdown of the representations, warranties and covenants of the parties and (ix) receipt of approval for listing on the Nasdaq Stock Market LLC of the shares of WinVest Common Stock to be issued in connection with the Xtribe Merger.

Covenants

The Business Combination Agreement contains additional covenants, including, among others, requiring (i) the parties to conduct their respective businesses in the ordinary course through the Closing, subject to certain exceptions, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) WinVest and Xtribe Group to prepare and WinVest to file a registration statement on Form S-4 (the “Registration Statement”), which shall include a proxy statement/consent solicitation statement, and take certain other actions to obtain the requisite approval of WinVest stockholders of certain proposals regarding the Business Combination, (iv) the Company Signatories (as defined in the Business Combination Agreement) to deliver true, correct and complete copies of the Required Financials (as defined in the Business Combination Agreement)not later than 30 days from the date of the execution of the Business Combination Agreement, and to make any necessary amendments, restatements or revisions to such so that they remain compliant through the date of completion of the offering pursuant to the Registration Statement and completion of the WinVest PIPE Investments (as defined in the Business Combination Agreement), (v) the parties to use reasonable best efforts to obtain necessary approvals from government agencies and (vi) Xtribe to consummate the (x) Securities Conversion, (y) the Contribution and (z) the Sale, and take all necessary or appropriate actions to accomplish the Pre-Closing Reorganization.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties by Xtribe, WinVest, Merger Sub I and Merger Sub II. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of WinVest and Xtribe Group, (ii) by either WinVest or Xtribe Group if the Effective Time has not occurred by December 17, 2024, so long as the failure of a condition not to be satisfied by such date is not principally caused by a breach by such party, (iii) by either WinVest or Xtribe Group if any governmental order prohibiting the transaction has become final and nonappealable, (iv) by WinVest or Xtribe Group if certain approvals of the stockholders of WinVest are not obtained, (v) by WinVest or Xtribe group if the other party has breached the Business Combination Agreement such that a closing condition would not be satisfied, subject to a 30 day cure period, or (vi) by WinVest or Xtribe Group if the WinVest Extension Approval is not obtained prior to June 14, 2024.

Ancillary Agreements

Pursuant to the Business Combination Agreement, the parties have agreed to enter into the following ancillary agreements in connection with the Transactions (collectively, the “Ancillary Agreements”). The following descriptions of the Ancillary Agreements do not purport to be complete and are subject to change further negotiations and revisions between the parties (and, if applicable, other parties thereto).

Sponsor Support Agreement

Within 48 hours of the execution and delivery of the Business Combination Agreement, WinVest, WinVest SPAC LLC (the “Sponsor”), and Xtribe Group will enter into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to, among other things, vote in favor of the Business Combination Agreement and the Business Combination.

Xtribe Voting and Support Agreements

On May 9, 2024, WinVest entered into a Voting and Support Agreement (the “Xtribe Support Agreement”), by and among WinVest, Xtribe PLC, Xtribe Group and certain stockholders of Xtribe PLC (the “Key Stockholders”). Pursuant to the Xtribe Support Agreement, the Key Stockholders agreed to, among other things, (a) execute the Purchase Agreement and consummate the Sale, (b) vote to approve the Xtribe Merger and such other matters for which the approval of such persons is required hereunder, and (c) certain restrictions on transfer relating to its securities in Xtribe PLC and, after the Sale but prior to the Closing as set forth therein, Xtribe common units.

Lock-up Agreements

The Business Combination Agreement contemplates that, prior to the Closing, WinVest and certain shareholders of Xtribe Group will enter into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which they will agree not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any shares of WinVest Common Stock held by such persons immediately after the Closing or any shares of WinVest Common Stock issuable upon the exercise of options, warrants or other convertible securities to purchase shares of WinVest Common Stock held by such persons immediately after the Closing (collectively “Lock-Up Shares”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) until the earlier of: (i) the date that is six (6) months from the date of Closing, (ii) the date on which the closing price of the Surviving Company common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing on the Closing, and (iii) the date specified in a written waiver of the provisions of the Lock-Up Agreement duly executed after the Closing by the Sponsor and the Surviving Company.

The foregoing description of the Business Combination Agreement, the Ancillary Agreements, and the Transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Business Combination Agreement, form of Sponsor Support Agreement, form of Xtribe Support Agreement and form of Lock-Up Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, and the terms of which are incorporated by reference herein. The Business Combination Agreement and the Ancillary Agreements have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about WinVest, Xtribe or any of their respective affiliates. The representations, warranties, covenants and agreements contained in the Business Combination Agreement, the Ancillary Agreements and the other documents related thereto, as applicable, were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to the Business Combination Agreement, the Ancillary Agreements, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Business Combination Agreement and the Ancillary Agreements, as applicable, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement and the Ancillary Agreements, as applicable, and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Business Combination Agreement and the Ancillary Agreements, as applicable, which subsequent information may or may not be fully reflected in WinVest’s public disclosures.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between Xtribe and WinVest. This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Xtribe, the combined company or WinVest, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”). WinVest currently intends to file a registration statement on Form S-4 with the Securities and Exchange Commission, which will include a document that serves as a prospectus and proxy statement of WinVest, referred to as a proxy statement/prospectus, and certain other related documents. A proxy statement/prospectus will be sent to all WinVest stockholders. WinVest also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of WinVest are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by WinVest through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

WinVest and Xtribe, certain stockholders of WinVest, and WinVest’s and Xtribe’s respective directors, executive officers and employees and other persons, may be deemed to be participants in the solicitation of proxies from the holders of WinVest Common Stock in connection with the proposed transaction. Information about WinVest’s directors and executive officers and their ownership of WinVest Common Stock is set forth in WinVest’s 2023 Form 10-K (defined below), as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the identity of and interests of the participants in the proxy solicitation, including Xtribe’s directors and executive officers, will be included in the Registration Statement pertaining to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this Current Report on Form 8-K are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the proposed transaction described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “anticipate,” “expect,” “believe,” “estimate,” “intend,” “may,” “plan,” “proposed,” “seek,” “will,” “would,” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks, uncertainties and assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the proposed transaction may not close due to the failure to receive the required securityholder approvals or due to one or more other closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; the risk that WinVest may not receive the benefits of the proposed transaction; WinVest’s or the combined company’s inability to meet Nasdaq’s listing standards; the costs related to the proposed transaction; Xtribe’s ability to manage growth; Xtribe’s ability to execute its business plan; risks related to the ability of WinVest and Xtribe to successfully integrate their respective businesses; general economic and market conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Xtribe or WinVest; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WinVest’s securities; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Xtribe to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; and risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

A further list and description of risks and uncertainties can be found in WinVest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 15, 2024 (the “2023 Form 10-K”) and in the Registration Statement that will be filed with the SEC by WinVest in connection with the proposed transaction, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, investors are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and WinVest, Xtribe and their subsidiaries undertake no obligation to update or revise forward-looking statements, whether as a result of new information or to reflect events or circumstances occurring after the date they were made except, as required by law or applicable regulation.

Item 7.01.	Regulation FD Disclosure.

On May 9, 2024, the Company issued a press release, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein, announcing the entry into the Business Combination Agreement. On May 10, 2024, the Company issued a press release, a copy of which is attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated by reference herein, announcing the extension of the Termination Date from May 17, 2024 to June 17, 2024.

In accordance with General Instruction B.2 of Form 8-K, the information in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Exchange Act or the Securities Act, as amended, except as shall be expressly set forth by reference in such a filing. Furthermore, the furnishing of information under Item 7.01 of this Current Report on Form 8-K is not intended to constitute a determination by the Company that the information contained herein, including the exhibits hereto, is material or that the dissemination of such information is required by Regulation FD.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of May 9, 2024

10.1	Form of Sponsor Support Agreement

10.2	Form of Xtribe Voting and Support Agreement

10.3	Form of Lock-Up Agreement

99.1	Press Release, issued May 9, 2024 (furnished pursuant to Item 7.01)

99.2	Press Release, issued May 10, 2024 (furnished pursuant to Item 7.01)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. WinVest hereby agrees to hereby furnish supplementally a copy of all omitted schedules to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2024

WINVEST ACQUISITION CORP.

By:	/s/ Manish Jhunjhunwala
Name:	Manish Jhunjhunwala
Title:	Chief Executive Officer and Chief Financial Officer